Exhibit 99.1

Tiziana Life Sciences Announces Poster Presentation on Phase 2a BANYAN Clinical Trial of Intranasal Foralumab at ALS Nexus 2026

BOSTON, MA, August 24, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that a poster, titled “Phase 2a Trial of Intranasal Foralumab – BANYAN, a Healey ALS MyMatch Trial,” will be presented by Dr. Pinar Uysal today, Monday, August 24, 2026, from 4:30–6:30 p.m. ET during the Scientific Poster Session in the Nexus Pavilion at the Hyatt Regency Grand Cypress Resort in Orlando, Florida.

Dr. Uysal’s presentation will provide an overview of the BANYAN Trial within the Healey ALS MyMatch program at the Sean M. Healey & AMG Center for ALS at Mass General Brigham. It will cover preclinical data supporting foralumab in ALS, the study design, and the implementation of the ALS MyMatch Common Screening Protocol.

The BANYAN trial is a 3:1 (foralumab: placebo) randomized, placebo-controlled, multicenter Phase 2a study evaluating intranasal foralumab (supported by a grant from the ALS Association and partially funded by the Martha Olson-Fernandez Foundation and the ALS Bridge Foundation) and is designed to assess safety, biomarkers of immune modulation and neuroinflammation (including PET imaging of microglial activation), and early signals of clinical effect in people living with ALS. The trial will be conducted across Network of Excellence for ALS (NEALS) sites and leverages the Healey ALS MyMatch infrastructure for trial conduct. The trial is currently in its operational start up phase, further information regarding enrollment timing and site locations will be provided in a forthcoming press release.

The Regulatory T Cell (Treg) Pathway: A Critical Axis in ALS Biology

Growing evidence positions regulatory T cells (Tregs) as a key modifiable pathway in ALS pathogenesis. People with ALS frequently exhibit reduced numbers and impaired function of Tregs, which correlates with more rapid disease progression. Tregs normally help restrain pathogenic inflammation, promote tissue repair, and restore homeostasis of innate immune cells, including microglia in the central nervous system. When Treg activity is deficient, unchecked neuroinflammation and microglial activation contribute to motor neuron injury and disease advancement.

Intranasal foralumab is designed to address this biology directly. Preclinical and clinical data indicate that nasally administered foralumab engages the T-cell receptor complex in cervical lymph nodes, expanding and activating Tregs. These induced Tregs then travel to the CNS, where they suppress inflammatory responses and help rebalance microglial activity toward a more homeostatic phenotype, without requiring systemic immunosuppression. This non-invasive mechanism offers a biologically rational approach to potentially slow ALS progression by restoring immune regulation at the site of disease.

“We are pleased to share the scientific rationale and operational framework of the BANYAN trial with the ALS community at ALS Nexus,” said Ivor Elrifi, CEO of Tiziana Life Sciences. “By highlighting the role of the Treg pathway and the innovative design of this Healey ALS MyMatch study, we aim to advance collaborative understanding of how immunomodulation via the nasal route may benefit people living with ALS.”

ALS Nexus 2026, organized by the ALS Association, takes place August 23–26, 2026, bringing together researchers, clinicians, people living with ALS, caregivers, and advocates to accelerate progress toward making ALS livable and ultimately curing the disease.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative intranasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120